Health Sciences Acquisitions Corporation
412 West 15th Street, Floor 9
New York, New York 10011

May 8, 2019

VIA EDGAR & TELECOPY
Erin E. Martin
Division of Corporation Finance

Office of Real Estate and Commodities
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Health Sciences Acquisitions Corporation (the “Company”) Registration Statement on Form S-1 (File No. 333-230893) (the “Registration Statement”)

Dear Ms. Martin:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on May 9, 2019, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

HEALTH SCIENCES ACQUISITIONS CORPORATION

By:	/s/ Roderick Wong, MD
	Name:	Roderick Wong, MD
	Title:	Chief Executive Officer

Acceleration Request:

333-230893